FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Private Issuer
Pursuant to Rule 13a- 16 or 15d- 16 of
the Securities Exchange Act of 1934
For the month of June 2009
CGG-Veritas
Tour Maine Montparnasse — 33 Avenue du Maine — BP 191 — 75755 PARIS CEDEX 15 (address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☑ Form 40-F ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐ No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82

CGGVeritas Announces the Success of its $350 million Offering of Senior Notes
Paris, June 3, 2009
CGGVeritas (ISIN: 0000120164 – NYSE: CGV) announced today that it has successfully priced an upsized offering of $350 million principal amount of 9.5% Senior Notes due 2016. The notes will be issued at a price of approximately 97.0% of their principal amount, resulting in a yield of 10 1/8%. The notes are expected to be issued on June 9, 2009.
The Company intends to use the net proceeds of this offering for the repayment of certain indebtedness and for general corporate purposes, as previously communicated by the Company.

About CGGVeritas:
CGGVeritas (www.cggveritas.com) is a leading international pure-play geophysical company delivering a wide range of technologies, services and equipment through Sercel, to its broad base of customers mainly throughout the global oil and gas industry. CGGVeritas is listed on the Euronext Paris SA (ISIN: 0000120164) and the New York Stock Exchange (in the form of American Depositary Shares, NYSE: CGV).

Investor Relations Contacts

Paris:	Houston:
Christophe Barnini	Hovey Cox
Tel: +33 1 64 47 38 10	Tel: +1 (832) 351-8821
E-Mail: invrelparis@cggveritas.com	E-Mail: invrelhouston@cggveritas.com
The press release shall not constitute an offer to sell or the solicitation of an offer to buy securities. There will not be any sale of these securities in any such state or country in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any state or country.
The securities referred to herein have not been and will not be registered under the US Securities Act of 1933 (the “Securities Act”) and may not be offered and sold in the United States absent registration or an applicable exemption from the registration requirements of the Securities Act. There will be no offering of senior notes to the public in France.
This news release may include projections and other “forward-looking” statements within the meaning of the federal securities laws. Any such projections or statements reflect the current views of CGGVeritas about further events and financial performance. No assurances can be given that such events or performance will occur as projected and actual results may differ materially from these projections.

THIS FORM 6-K REPORT IS HEREBY INCORPORATED BY REFERENCE INTO THE PROSPECTUS CONTAINED IN CGG VERITAS’ REGISTRATION STATEMENT ON FORM S-8 (REGISTRATION STATEMENT NO. 333-150384) AND SHALL BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.
SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, Compagnie Générale de Géophysique — Veritas has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.
Date: June 3rd, 2009

By	/s/ Gerard CHAMBOVET
Gerard CHAMBOVET
Senior EVP QHSE, Career Development & training, Communication and Audit